Cane Clark llp		3273 E. Warm Springs Road Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

November 3, 2009

Via EDGAR

Lily Dang
United States Securities and Exchange Commission
Division of Corporate Finance
101 F. Street, N.E.
Washington, D.C. 20549-4628

Re:           Bergio International, Inc. (the “Company”)
Item 4.01 Form 8-K Filed October 28, 2009
File No. 333-150029

The Company requested that Seale and Beers, CPAs provide a letter that states whether it disagrees with the statements in the Company’s Amendment No. 1 on Form 8-K.  The letter is attached to that filing as Exhibit 16.1.

Sincerely,

CANE CLARK LLP

/s/Scott Doney

Scott Doney, Esq.

*Licensed in California, Washington and Hawaii
^ Licensed in Colorado and District of Columbia